

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 17, 2023

Dr. Jianwei Li
Co-Chief Executive Officer
TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

> **Re: TradeUP Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 3, 2023**
> **File No. 333-267918**

Dear Dr. Jianwei Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed May 2, 2023

Cover Page

1. We note your new prospectus summary disclosure on page 1 where you state that your "Founders, the Sponsor and Tradeup INC., are controlled by persons located in China, and a majority of [y]our officers and directors are located in China." Please disclose this prominently on the cover page. In addition, please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter).

2. We note your disclosure regarding receiving Notices A and B from Nasdaq regarding your

listing qualifications on page 97. Please update your cover page disclosure and summary risk factor disclosure to discuss your current deficiency and non-compliance with Nasdaq Listing Rules. In addition, given that the Nasdaq listing condition appears to be waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the New Estrella Common Stock will be listed on a national securities exchange following the business combination or otherwise advise.

What equity stake will non-redeeming Public Stockholders . . ., page xi

3.   We note your narrative disclosure describes Scenario A as a situation where "there are no redemptions of [y]our Public Shares." We also note your definition of "Public Shares" on page v states ""*Public Shares*" means the shares of UPTD Common Stock issued in the Initial Public Offering." Consistent with your cover page disclosure please revise your narrative and tabular disclosure here to clarify that 3,519,780 shares of UPTD Common Stock were redeemed by UPTD's shareholders in connection with the Extension approved at the December 22, 2022 Special Meeting.

4.   We note that in connection with the equity line agreement White Lion Capital, LLC ("White Lion") will receive 250,000 shares of Series A Preferred Stock of Estrella as a commitment fee and entered into a Joinder to Series A Preferred Stock Purchase Agreement pursuant to which White Lion agreed to purchase 500,000 shares of the Company's Series A Preferred Stock for $500,000 in cash immediately prior to the closing of the Business Combination. Please update your disclosure to reflect the 750,000 shares of Series A Preferred Stock to be issued to White Lion or otherwise advise. In addition, please revise your disclosure to clarify how the Series A Preferred Stock to be issued to White Lion immediately prior to the closing of the Business Combination will be treated in connection with the Business Combination. Your disclosure should highlight the material differences in the terms and price of securities issued at the IPO as compared to the private placement contemplated by the Joinder to Series A Preferred Stock Purchase Agreement.

5.   We note your revised disclosure here includes an estimate of 5,154,639 shares that may be issued pursuant to your equity line agreement with White Lion based off of an assumed $9.70 per share purchase price. Consistent with your risk factor disclosure at the top of page 82, please revise your disclosure to state the number of shares issued to White Lion pursuant to the equity line agreement may be more dilutive to shareholders than your table depicts, specifically, if the price of your common stock decreases upon the completion of your business combination.

Summary of the Proxy Statement/Prospectus
Equity Line Agreements, page 3

6.   We note your disclosure that pursuant to the equity line agreement "New Estrella will have the right, but not the obligation to require White Lion to purchase, from time to time,

up to $50,000,000 in aggregate gross purchase price of newly issued Equity Line Shares, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement." Please describe in greater detail the material limitations and conditions set forth in the Common Stock Purchase Agreement filed as Exhibit 10.1. For example only, describe the conditions precedent to commencement set out in Sections 7.2(vi) and (x), which appear to require that your shares shall have been approved for listing on a Principal Market with no suspension of trading or notice of delisting. In addition, please include a risk factor disclosing that you may be unable to sell shares to White Lion pursuant to the equity line agreement if your shares are not approved for listing or delisted following the business combination.

Risk Factors
Risks Related to New Estrella and New Estrella Common Stock Following the Business Combination
Upon the completion of the Business Combination, New Estrella might have limited funds available in the Trust Account after payment..., page 84

7. We note your response to prior comment 4 and reissue in part. Please revise your disclosure to quantify the "Deferred Business Combination Fees" and the "other fees and expenses" as of recent date. In addition, please quantify the amount remaining in UPTD's Trust Account given the significant number of redemptions to date.

Permission Required from the PRC Authorities for the Business Combination and Relevant PRC Regulations, page 167

8. We note your disclosure that you believe you "are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for [y]our listing on Nasdaq and seeking a target for the initial Business Combination." Please disclose whether you relied on the advice of counsel in making this determination, and, if so, please identify counsel and file counsel's consent as an exhibit to your registration statement. If you did not consult counsel in making this determination, please tell us how you reached this determination, and explain why you did not obtain the advice of counsel.

Information About Estrella
Business, page 176

9. We note your disclosure on page 28 that your IND for EB103 "became effective on March 2, 2023." However, your disclosure throughout your "Information About Estrella" section does not appear to disclose your IND for EB103 became effective. Please update your disclosure throughout this section to correct this apparent inconsistency or otherwise advise.

Material Agreements
Service Agreement, page 211

10. We note your disclosure here that pursuant to the Services Agreement between Eureka and Estrella, Estrella agreed to pay Eureka $10,000,000 in 12 equal monthly installments and that the balance will become due and payable as of the date of the clearance for your IND for EB103. We further note your disclosure on page 28 that your IND for EB103 "became effective on March 2, 2023." Please update your disclosure here to clarify the amount Estrella has paid to Eureka as of a recent date and the amount that will be owed to Eureka upon the consummation of the proposed Business Combination. In addition, please update your Risk Factor disclosure and Liquidity and Capital Resources section to discuss the effect of such future payments on your financial condition, if material, given the significant number of redemptions to date.

Estrella Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended June 30, 2022 and 2021, page 215

11. In your response to prior comment 8, you indicate that Estrella elects to continue to present a discussion of the combined financial information for predecessor and successor periods. However, such a discussion of the combined financial information is only appropriate when presented as a supplement to the separate discussion of the GAAP successor period and the discussion of the GAAP predecessor period. It does not appear as through your revised disclosures include a separate presentation and discussion of the historical results of Estrella's predecessor and successor as prepared under US GAAP. As previously requested, please revise to provide, with equal or greater prominence, a presentation and discussion of your results of operation as determined by US GAAP for the predecessor period (i.e. July 1, 2021 through March 29, 2022) separate from your presentation and discussion of your results of operation for the successor period (i.e. March 30, 2022,inception, through June 30, 2022).

General

12. Based on your response to prior comment 5 and revisions to page 97, it appears while you are in discussions with certain third-party investors regarding potential financings to satisfy this closing condition, you have only partially satisfied the closing condition with a $500,000 purchase agreement with White Lion. Further, you disclose on page 97 that completion of the $20 million Merger Financing can be waived by Estrella. Please address the following:
   • Revise your disclosure throughout your registration statement when you describe the $20 million in "Merger Financing" to clarify the extent to which the financing has been committed to by all parties involved, highlighting the extent to which such financing has not yet been obtained.
   • Clearly disclose throughout your registration statement the parameters of Estrella's ability to waive the Merger Financing as well as their most current intentions to implement such a waiver.
   • Revise to add a question and answer to discuss the Merger Financing closing

condition, and clearly disclose whether this condition may be waived by a party.

- Tell us how you determined that the current status of the Merger Financing meets the criteria set forth in Article 11 of Regulation S-X for the entire amount of the adjustment in your pro forma financial statements.
- Confirm that you will update all such disclosures in future amendments to your registration statement for any changes in the status of the financing and intention of involved parties to waive the financing.

You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-3675 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Er Arila Zhou, Esq.